Exhibit 99.3

ATTUNITY LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Dror Harel-Elkayam and Yana Menaker, or either of them, attorneys or attorney of the undersigned, for and in the names(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 0.4 per share, of Attunity Ltd. (the "Company"), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual General Meeting of Shareholders of the Company to be held on December 26, 2013 at 10:00 a.m. at the offices of the Company, 16 Atir Yeda Street, Atir Yeda Industrial Park, Kfar Saba, Israel, and at any adjournment or adjournments thereof, hereby revoking any prior proxies to vote said shares, upon the following item of business more fully described in the notice of and proxy statement for such Annual General Meeting of Shareholders (receipt of which is hereby acknowledged):

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS SPECIFIED.  IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED FOR (i) THE ELECTION OF THE NOMINEES FOR DIRECTOR IN ITEMS 1 AND 2 AND (ii) PROPOSALS 3 - 7. THE PROXIES ARE AUTHORIZED IN THEIR DISCRETION TO VOTE UPON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE ANNUAL MEETING, OR ANY ADJOURNMENTS OR POSTPONEMENTS THEREOF.

(Continued and to be signed on the reverse side)

2013 ANNUAL GENERAL MEETING OF SHAREHOLDERS
OF
ATTUNITY LTD.
December 26, 2013

➢	Please sign, date and mail your proxy card in the envelope provided as soon as possible.
➢	Please detach along perforated line and mail in the envelope provided.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF THE NOMINEES FOR DIRECTOR IN ITEMS 1 AND 2 AND FOR PROPOSALS 3 - 7. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.  PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒.

1.           The election of four directors.

☐           FOR ALL NOMINEES

☐           WITHHOLD AUTHORITY FOR ALL NOMINEES

☐           FOR ALL EXCEPT (See instructions below)

NOMINEES:

m           Shimon Alon

m           Dov Biran

m           Dan Falk

m           Ron Zuckerman

INSTRUCTION: To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the circle next to each nominee you wish to withhold, as shown here: (X)

2.	To re-elect Mr. Gil Weiser as an external director for a period of three years.

☐ FOR                               ☐  AGAINST                                      ☐ ABSTAIN

3.	To approve modification to the terms of compensation of non-employee directors.

☐ FOR                               ☐  AGAINST                                      ☐ ABSTAIN

4.	To approve the terms of the annual bonus to the Chairman and Chief Executive Officer of the Company.

☐ FOR                               ☐  AGAINST                                      ☐ ABSTAIN

5.	To approve the grant of stock options to the Chairman and Chief Executive Officer of the Company.

☐ FOR                               ☐  AGAINST                                      ☐ ABSTAIN

6.	To approve the Compensation Policy for Executive Officers and Directors.

☐ FOR                               ☐  AGAINST                                      ☐ ABSTAIN

7.	To approve the reappointment of Kost Forer Gabbay & Kasierer as independent auditors.

☐ FOR                               ☐  AGAINST                                      ☐ ABSTAIN

INSTRUCTION (PERSONAL INTEREST):   By signing and mailing this proxy card you certify that you do NOT have a “personal interest” under the Israeli Companies Law in Proposals No. 4, 5 and 6.  See Proposals No. 4, 5 and 6 of the Proxy Statement, under the heading "Required Vote", for more information and for instructions on how to vote if you do have a “personal interest”.

To change the address on your account, please check the box at right and indicate your new address in the address space above.  Please note that changes to the registered name(s) on the account may not be submitted via this method.  ☐

Signature of Shareholder   __________________________          Date _____________, 2013

Note:  Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.  If signer is a partnership, please sign in partnership name by authorized person.